Exhibit 10.5

[*]	Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

INTELLECTUAL PROPERTY LICENSE AGREEMENT

This Intellectual Property License Agreement (“Agreement”) is entered into this 25th day of February 2026 (“Effective Date”), by and between Cirna Diagnostics, LLC, a for profit Pennsylvania limited liability company with a principal place of business at 3805 Old Easton Road, Doylestown, PA 18902 (“Cirna” or “Licensor”), and Hepion Pharmaceuticals, Inc., a Delaware corporation with a place of business at 55 Madison Ave, Suite 400- PMB# 4362, Morristown, New Jersey 07960 (“Licensee”). Licensee and Licensor are referred to in this Agreement each as “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Licensor is the sole and exclusive licensee of, and has the right to sublicense to Licensee, the Licensed Intellectual Property Rights (as defined below) relating to certain circulating tumor RNA (ctRNA) diagnostics in the Field of Use (as defined below); and

WHEREAS, Licensee desires to sublicense, on a global basis, the Licensed Intellectual Property Rights in the Field of Use as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	DEFINITIONS.

As used in this Agreement, the following capitalized terms shall have the following meanings:

1.1 Action. “Action” shall mean any action, suit, proceeding, claim, demand, audit or investigation by or before any Governmental Entity, and any other arbitration, mediation or similar proceeding.

1.2 Affiliate. “Affiliate” means, with respect to a Party, each person or entity that directly or indirectly Controls, is controlled by, or is under common Control with such Party. Except as expressly provided in this Agreement, a person or entity shall be deemed an Affiliate of a Party only for so long as such Control exists. “Control” (including, with correlative meanings, the terms “Controlled by” and “under common Control with”), as used with respect to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting securities or by contract or otherwise.

1.3 Calendar Quarter. “Calendar Quarter” shall mean the three (3) month period commencing on January 1 and each successive three (3) month period thereafter.

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1.4 Calendar Year. “Calendar Year” shall mean the twelve (12) month period commencing on January 1 and each successive twelve (12) month period thereafter.

1.5 Commercially Reasonable Efforts. “Commercially Reasonable Efforts” means, with respect to the efforts to be expended by Licensor or Licensee regarding any objective required herein, the performance of obligations or tasks in a manner consistent with the reasonable commercial practices of companies in the biopharmaceutical industry seeking to accomplish such objective.

1.6 Confidential Information. “Confidential Information” shall mean any and all (a) ideas, information and materials that are the subject of reasonable efforts to maintain confidentiality and are not generally known, whether or not rising to the level of a trade secret, and (b) trade secrets, know-how and confidential or other proprietary information relating to technical, financial or business matters, whether patentable or unpatentable, including inventions, concepts, discoveries, ideas, technologies in development, formulae and information, manufacturing, engineering, and other drawings and manuals, recipes, technology, manufacturing processes, test processes, specifications, algorithms, models, methodologies, designs, lab journals, notebooks, schematics, data, plans, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information, including those related to products or processes under development, product specifications, data, graphs, drawings, samples, past, current and planned research and development, current and planned distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs, computer software and database technologies, systems, historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials, notes, analysis, compilations, studies, summaries, and any other information, however documented, that is marked or customarily treated by a Party as confidential and other material containing or based, in whole or in part, on any information included in the foregoing. For clarity, Confidential Information shall be deemed to include the terms and conditions of this Agreement.

1.6 Consideration. “Consideration” means any and all value, whether monetary or non-monetary, received by Licensee or any of its Affiliates in connection with or as a result of the grant, amendment, extension, expansion, or exercise of any sublicense or other downstream rights under this Agreement, including without limitation: upfront fees, license fees, milestone payments, and other cash payments, equity securities, options, warrants, or other ownership interests (whether or not publicly traded); in-kind consideration, including services; forgiveness, offset, or reduction of amounts otherwise payable; and any other form of value or economic benefit. Non-cash Consideration shall be valued at its fair market value as of the date received, determined in good faith and in a commercially reasonable manner consistent with generally accepted valuation principles.

1.7 Disclosing Party. “Disclosing Party” is defined in Section 7.1 below.

1.8 Effective Date. “Effective Date” is defined in the recital.

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1.9 FDA. “FDA” shall mean the United States Food and Drug Administration and any successor agency or authority thereto.

1.10 Field of Use. “Field of Use” means the research, development, validation, manufacture, and commercialization of diagnostic products and services for use in the detection, diagnosis, prognosis, monitoring, screening, risk stratification, or patient management of liver diseases, including hepatocellular carcinoma (HCC) and metabolic liver diseases, in each case involving primary liver pathology. For the avoidance of doubt, the Field of Use is limited to diseases in which the primary site of disease origin is the liver and expressly excludes the detection or diagnosis of cancers that have metastasized to the liver from non-liver primary sites. Notwithstanding anything to the contrary in this Agreement, the Field of Use expressly excludes any use of the Licensed Intellectual Property Rights for Gynecological Cancers or Breast Cancer, including any diagnostic, prognostic, screening, monitoring, or patient-stratification applications relating thereto.

1.11 Force Majeure Event. “Force Majeure Event” is defined in Section 10.1(a) below.

1.12 Governmental Entity. “Governmental Entity” shall mean any United States or non-United States federal, national, supranational, state, provincial, municipal, local or other government, or any governmental, regulatory, self-regulatory or administrative authority, branch, agency, board, bureau, instrumentality, organization, department or commission, or any court, tribunal, or arbitral or judicial body (including any grand jury), including, without limitation the FDA or United States Patent and Trademark Office in the U.S.

1.13 Joint Invention. “Joint Invention” is defined in Section 8.4(b) below.

1.14 Indemnifying Party. “Indemnifying Party” is defined in Section 6.5 below.

1.15 Indemnitee. “Indemnitee” is defined in Section 6.5 below.

1.16 Infringement. “Infringement” is defined in Section 3.2(a) below.

1.17 Kit. “Kit” means a product that contains one or more Licensed Products that is sold for a single price in combination with other components for which no royalty would be due under this Agreement if sold separately.

1.18 Know-How. “Know-How” shall mean any and all technical information, data, materials, methods, processes, protocols, techniques, specifications, formulations, designs, drawings, models, software, algorithms, documentation, test results, and other practical knowledge or expertise, whether or not patentable and whether or not reduced to writing, that are controlled by Licensor as of the Effective Date and that are necessary to develop and/or commercialize a Licensed Product.

1.19 Law. “Law” shall mean any statute, law, ordinance, regulation, rule, code, executive order, promulgation, resolution, standard, injunction, judgment, writ, award, stipulation, ruling, determination, decree or order of any Governmental Entity.

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1.20 “Licensed Intellectual Property” means (a) all provisional patent applications, patent applications, and patents set forth in Appendix I attached hereto (the “Licensed Patents”); (b) all provisional patent applications, patent applications, patents or other similar governmental grants or issuances worldwide (i) from which any of the Licensed Patents directly or indirectly claims priority and/or (ii) for which any of the Licensed Patents directly or indirectly forms a basis for priority; (c) all reissues, reexaminations, extensions, continuations, continuations in part, continuing prosecution applications, requests for continuing examinations, and divisions, worldwide, of, and all patents and patent applications whose priority is based upon or in common with, any provisional patent application, patent application, patent or other governmental grant or issuance set forth in clauses (a) and/or (b); and (d) Know-How(the “Licensed Know-How”).

1.21 “Licensed Intellectual Property Rights” means, collectively, the Licensed Patents, Licensed Inventions, and Licensed Know-How in the Field of Use.

1.22 “Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equitable interest, right of possession, lease, option, right of first offer, preemptive right, imperfection of title, or transfer restriction or condition or any claim for any of the foregoing.

1.23 Licensed Products. “Licensed Products” shall mean any products, including any ctRNA kits, platforms, and methods, that incorporate the Licensed Intellectual Property Rights in the Field of Use, including any derivatives thereof, meaning that such products, absent the license defined herein, are covered by a Valid Claim such that the manufacture, use, sale, offer for sale, practice, or importation of such products would infringe at least one Valid Claim of at least one of the Licensed Patents.

1.24 Losses. “Losses” shall mean all losses, liabilities, claims, obligations, damages, interest, awards, judgments, settlements, penalties, fees, costs, and expenses (including all reasonable attorneys’ fees, costs, and expenses incurred in investigating, preparing for or defending any of the foregoing).

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1.25 Net Sales. “Net Sales” shall mean the gross sales price for all Licensed Products sold, leased or otherwise transferred by Licensee, its Affiliates or Sublicensees to any Third Party throughout the Territory during each Calendar Quarter, less the following amounts actually incurred or paid by Licensee, its Affiliates or Sublicensees during such Calendar Quarter, in accordance with Generally Accepted Accounting Principles (“GAAP”): (a) customary trade, cash or quantity discounts or rebates actually taken, including discounts or rebates to governmental or managed care organizations; (b) customary credits or allowances actually given or made for rejection of, and for uncollectible amounts on, or return of previously sold Licensed Products (including Medicare and similar types of rebates customarily granted in the industry; however, in no instance shall the adjustments to gross sales under (a) and (b) of this definition of Net Sales exceed thirty percent (30%) of gross sales; (c) customary charges for insurance, freight, and other transportation costs to the extent not reimbursed and not subject to internal mark ups that are directly incurred by Licensee, its Affiliates or Sublicensees related to the delivery of the Licensed Products, to the extent included in the gross invoiced sales price; (d) any tax, tariff, duty or governmental charge levied and actually paid to a governmental authority on the sales, transfer, transportation or delivery of a Licensed Product (including any tax such as value added or similar tax or governmental charge) borne by Licensee, its Affiliates or Sublicensees, other than franchise or income tax of any kind whatsoever, to the extent separately stated on such purchase order, invoice or other document of sale; and (e) any import or export duties or their equivalent actually incurred by Licensee, its Affiliates or Sublicensees, if any. Where Licensed Products are not sold, but are otherwise disposed of, the Net Sales of such products for the purposes of computing royalties will be the sales price at which products of similar kind and quality, sold in similar quantities, are currently being offered for sale by Licensee; provided that Licensed Products given away as samples solely for promotional purposes shall be excluded from the computation of royalties. “Net Sales” shall not include sales or transfers between Licensee and its Affiliates or Sublicensees, unless the Licensed Product is consumed by the Affiliate or Sublicensee. In order to assure Licensor the full royalty payments contemplated in this Agreement, for the avoidance of doubt, Licensee agrees that in the event any Licensed Products are sold, leased or transferred to an Affiliate or Sublicensees for purposes of resale to a Third Party, Net Sales shall be computed on the gross sales price at which such Affiliate or Sublicensee sells such products to its customer and not on the price that such Affiliate or Sublicensee paid to Licensee for such products.

To the extent Licensed Products are sold as part of a Kit and not individually, Net Sales, for the avoidance of doubt, shall be calculated using the gross retail sales price of the Kit and not the sales price if such Licensed Products were sold individually. Net Sales for each Kit shall be calculated the same as the above, with any reference to a Licensed Product to be replaced with a reference to all products comprising the Kit. The Net Sales for each Kit shall be allocated to the Licensed Products contained in the Kit on a pro rata basis based on the average net selling price of all products comprising the Kit by multiplying the Net Sales for each Kit with the fraction A over B, where A is the average net selling price of the Licensed Product in such Kit (or the sum of the average net selling price of each Licensed Product in the Kit in cases where there is more than one (1) component in such Kit) in the Territory if sold alone in the same reporting period, and B is the average net selling price per Kit in the Territory in the same reporting period. If one or more components of any such Kit, which would be Licensed Products if sold alone, are not sold as stand-alone products in the applicable Territory during the applicable reporting period, the value of such Licensed Product(s) for purposes of determining A shall be based on the relative fair market value of such Licensed Product(s) as compared to the fair market value of all other products comprising the Kit, as determined in good faith by Licensee in accordance with GAAP and applied consistently across similarly situated products and transactions. Licensee’s determination of such relative fair market value shall be subject to Licensor’s audit rights under this Agreement. In no event shall the portion of Net Sales allocated to the Licensed Products contained in any Kit pursuant to this Section be less than the percentage of Net Sales that would have been attributable to such Licensed Products had they been sold on a stand-alone basis at their average net selling price in the applicable Territory during the same reporting period, adjusted on a pro rata basis to reflect the number of units of such Licensed Products included in the Kit. Notwithstanding anything to the contrary in this definition of Net Sales, Licensee shall not structure the pricing, composition, bundling, sale, or distribution of any Kit, or otherwise take any action, for the primary purpose of reducing the Net Sales attributable to the Licensed Products or the royalties payable to Licensor under this Agreement.

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1.26 Milestone Payments. “Milestone Payments” are defined in Section 4.1(c) below.

1.27 New Product. “New Product” is defined in Section 8.4iii below.

1.28 Option Field. “Option Field” means all oncology indications excluding (i) Gynecological Cancers and (ii) Breast Cancer. For clarity, Gynecological Cancers and Breast Cancer are expressly and permanently excluded from the Option Field and from any option or license granted under this Agreement and shall not be the subject of any future license pursuant to Section 2.1.

1.29 Patents. “Patents” shall mean all rights in or to all U.S. or foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisionals, certificate of invention, and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, provided however, that with respect to any continuation-in-part patent application or patent, Patents shall include only those applications or patents containing one or more claims that are fully supported by the disclosure of the parent patent application, and expressly exclude any applications or patents containing claims directed only to new matter first disclosed in such continuation-in-part.

1.30 Person. “Person” shall mean an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, trust, association, organization or other entity.

1.31 “Prosecution History and Patent Evaluation Files” means all tangible and electronic files, documents, and tangible materials, as those terms have been interpreted pursuant to rules and laws governing the production of documents and materials, constituting, comprising, or relating to the investigation, evaluation, preparation, prosecution, maintenance, defense, filing, issuance, registration, assertion, or enforcement of the Licensed Patents.

1.32 Receiving Party. “Receiving Party” is defined in Section 7.1 below.

1.33 Regulatory Approvals. “Regulatory Approvals” shall mean any and all approvals, clearances, product and establishment licenses, registrations or authorizations of any kind issued by the FDA in the U.S. or equivalent Governmental Entity in the Territory, to permit commercial distribution of Licensed Products in the Territory, including without limitation a 510(k) clearance and Premarket Approval (PMA).

1.34 Regulatory Documentation. “Regulatory Documentation” shall mean one copy of Regulatory Approvals and all correspondence submitted to or received from the FDA or any similar Governmental Entity (including minutes and official contact reports relating to any communications with the FDA or similar Governmental Entity) and all supporting documents and data comprising the foregoing.

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1.35 Representatives. “Representatives” shall mean, with respect to any Person, the officers, directors, principals, employees, agents, advisors, bankers, counsel, and other representatives of such Person.

1.36 Royalty Payments. “Royalty Payments” is defined in Section 4.1 below.

1.37 Sublicensee. “Sublicensee” shall mean any Third Party (as defined in Section 1.40) to whom Licensee grants a sublicense of some or all of the rights granted to Licensee under this Agreement pursuant to the terms set forth in Section 2.2 below.

1.38 Term. “Term” is defined in Section 5.1 below.

1.39 Territory. “Territory” shall mean worldwide.

1.40 Third Party. “Third Party” shall mean any Person other than Licensor or Licensee or their Affiliates.

1.41 Upstream License. “Upstream License” means the written license agreement attached hereto as Appendix III, pursuant to which Licensor obtains rights in the Licensed Intellectual Property Rights from the applicable academic or research institution that owns such Licensed Intellectual Property Rights. Licensee acknowledges that such agreement may be amended from time to time in accordance with its terms; however, Licensor shall not agree to any amendment in the Upstream License that conflicts with Licensor’s obligations under this Agreement.

1.42 Upstream Licensor. “Upstream Licensor” means the applicable academic or research institution that owns the Licensed Intellectual Property Rights and that has granted the Upstream License to Licensor, which, as of the Effective Date, is the Baruch S. Blumberg Institute, a not-for-profit research organization.

1.43 Valid Claim. A “Valid Claim” means the claim of an issued patent or patent application in any country that (i) has not expired; (ii) has not been disclaimed; (iii) has not been canceled or superseded, or if canceled or superseded, has been reinstated; and (iv) has not been revoked, held invalid or otherwise declared unenforceable or not allowable by a tribunal or patent authority of competent jurisdiction over such claim in such country from which no further appeal has or may be taken.

2.	LICENSE GRANTS.

2.1 Technology License Grants. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee during the Term, and Licensee hereby accepts, an exclusive (even as to Licensor, solely within the Field of Use and subject to the reservations set forth in Sections 2.8 and 2.9), irrevocable, non-transferable (except as provided in Section 10.8), and sublicenseable (subject to Section 2.2) sublicense under the Licensed Intellectual Property Rights to make, have made, use, have used, sell, have sold, offer for sale, have offered for sale, import, have imported, export, have exported, otherwise exploit and dispose of, and otherwise have exploited and disposed of, the Licensed Products in the Field of Use.

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2.2 Sublicenses by Licensee. Licensee may sublicense all or any portion of its rights granted under this Agreement only pursuant to a written sublicense agreement that is consistent with the terms of this Agreement.

Licensee shall be responsible and liable for the acts and omissions of its Sublicensees in connection with such Sublicensees’ exploitation of the Licensed Intellectual Property Rights, including the manufacture, use, sale, promotion, distribution, import, export or disposal of the Licensed Products.

Each sublicense shall be expressly subordinate to this Agreement and the Upstream License, and shall automatically terminate upon termination or expiration of this Agreement, notwithstanding any contrary provision therein or any rights asserted under applicable bankruptcy or insolvency laws.

Licensee shall provide Licensor a copy of any such sublicense promptly after entering into a definitive sublicense agreement with any Third Party.

2.2 Disclosure; Transfer. Subject to the provisions of this Agreement, immediately on or after the Effective Date, and for the purpose of enabling Licensee to exercise more fully its rights granted under this Agreement, Licensor shall (i) provide to Licensee all Licensed Know-How at such time and in such manner and format as reasonably requested by Licensee.

2.3 Reasonable Assistance. Within thirty (30) days of the Effective Date, Licensor agrees to provide Licensee with reasonable assistance during Licensor’s normal business hours in understanding all disclosures under Section 2.4 and will answer any technical inquiries concerning all disclosures under Section 2.4 during the Term. During the Term, and upon at least ten (10) business days’ prior written notice (thirty (30) days prior written notice if travel is required), Licensor shall also provide to Licensee, on its behalf or a Sublicensee’s behalf, reasonable technical assistance and instruction during Licensor’s normal business hours, at Licensee’s sole option and expense, in understanding, interpreting, and applying the Licensed Intellectual Property Rights.

2.4 Efforts. Licensee shall exercise commercially reasonable efforts (“CRE”) to research, develop, seek regulatory approval for, manufacture, sell, and otherwise commercialize the Licensed Products in the Territory during the Term, consistent with sound and reasonable business practices and judgment commonly applied by similarly situated companies in the industry to products of similar stage of development, market potential, and strategic value, taking into account all relevant factors, including product labeling or anticipated labeling, present and future market potential, past performance (if any) of the Licensed Products or comparable products, financial return, medical and clinical considerations, present and future regulatory environment, and competitive market conditions, all as measured by the facts and circumstances at the time such efforts are due. If Licensee materially fails to use CRE, Licensor may terminate the license and require reversion of all the Licensed Intellectual Property Rights (the “Clawback”). Licensor shall provide written notice describing the failure, and Licensee shall have ninety (90) days to cure (or, if not reasonably curable within 90 days, to begin curing within such period and thereafter diligently pursue cure). If not cured, Licensor may exercise the Clawback by written notice. Upon Clawback, Licensee shall promptly assign and deliver to Licensor all regulatory filings, data, know-how, and other development materials relating to the Licensed Intellectual Property Rights and provide reasonable transition assistance; accrued obligations and surviving terms remain in effect. A material failure to use CRE includes, without limitation, (a) the cessation or suspension of active development or commercialization activities for eight (8) consecutive months, other than for scientifically, safety, manufacturing, financing, or regulatory justified reasons documented in writing; (b) failure to achieve Performance Milestones without an approved extension; (c) materially reallocating resources to competing or non-licensed products such that development of Licensed Products is materially impaired; or (d) failure to maintain and execute a written development plan and budget reasonably consistent with those of similarly situated companies developing comparable assets.

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2.5 Covenant Not to Sue. Each Party agrees that it will covenant not to assert, and to cause its Affiliates not to assert, any claim for infringement of any of the Licensed Patents against the other Party, any of its Affiliates, or any of their respective successors, assigns, customers, users, licensees, service providers, distributors, retailers, or direct or indirect suppliers, solely to the extent such infringement arises from activities expressly permitted under this Agreement. Notwithstanding the foregoing, nothing herein shall prevent a Party from asserting claims related to intellectual property or rights not subject to this Agreement, or for breaches of this License Agreement.

2.6 Right of First Refusal. Licensor shall first offer to Licensee to extend the Licensed Intellectual Property Rights into each oncology indication included within the Option Field by providing written notice (the “ROFR Notice”) to Licensee. If Licensor receives an offer from a Third Party for a license into any such oncology indication when the Licensor has not yet offered that oncology indication to Licensee, then before engaging in any further negotiations with such Third Party, Licensor shall first offer to Licensee to extend the Licensed Intellectual Property Rights into that oncology indication by providing the ROFR Notice to Licensee. In either circumstance, the ROFR Notice shall include the proposed scope, financial terms, and material conditions of such Third Party offer or such extension, as the case may be.

Licensee shall have ninety (90) days following receipt of the ROFR Notice to notify Licensor in writing whether Licensee elects to enter into negotiations with respect to such extension. If Licensee timely elects to negotiate, the Parties shall negotiate in good faith, and using CRE, for a period of one hundred and twenty (120) days from the date of Licensee’s election to negotiate (the “Negotiation Period”) to attempt to enter into a definitive agreement for such extension. If Licensee (i) fails to timely elect to negotiate, or (ii) notifies Licensor that it declines the offer, then Licensee shall be deemed to have irrevocably waived its rights with respect to such oncology indication, and Licensor shall thereafter be free to develop, commercialize, exploit, or license such intellectual property, including to Third Parties, on any terms and conditions, without further obligation to Licensee.

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If Licensee elects to negotiate under this Section 2.6, both Licensor and Licensee shall negotiate in good faith, and using CRE, to agree upon commercially reasonable material terms for the extension and to memorialize such terms in a separate written agreement. So that negotiations reasonably may be completed during the Negotiation Period, Licensor and Licensee shall respond to any draft agreement or proposal promptly during said negotiations, and not later than fourteen (14) days after receipt of each such draft agreement or proposal. If the Parties do not enter into a definitive license agreement during the Negotiation Period, Licensor may license its intellectual property rights in that oncology indication to a Third Party; provided that the material terms of such Third Party license shall not be similarly favorable to such Third Party, and shall not be no more favorable to such Third Party than the material terms offered by Licensor to Licensee during the Negotiation Period. For clarity, Licensor shall have no obligation to re-offer such intellectual property to Licensee in connection with any subsequent license or commercialization decision following a waiver under this Section.

For purposes of this Section 2.6, a determination of whether material terms are “more favorable,” “similarly favorable,” or “no more favorable” shall be made based on the overall commercial package, taken as a whole, and not on the basis of any single provision in isolation. Differences attributable solely to customary differences in deal structure, timing, or administrative provisions shall not, by themselves, be deemed more favorable. Licensor shall not intentionally circumvent the intent of this Section 2.6 by structuring a license as a sale, option, sublicense, collaboration, covenant not to sue, or other arrangement that confers upon a Third Party the right to practice the Licensed Patents or Licensed Technology in the Option Field, without first complying with this Section 2.6. This Section 2.6 shall continue to apply to each oncological indication in the Option Field during the Term, and any waiver or non-exercise by Licensee shall apply only to the specific transaction described in the applicable ROFR Notice.

2.7 Academic Use. Licensor retains a royalty-free, non-exclusive, non-sublicensable right to practice, and to permit affiliates, faculty, students, and staff of the Upstream Licensor to practice the Licensed Intellectual Property Rights solely for non-commercial research, teaching, educational, and scholarly publication purposes. Licensor shall provide Licensee with a copy of any proposed academic publication that discloses Confidential Information of Licensee at least thirty (30) days prior to submission or publication, solely for the purpose of allowing Licensee to identify its Confidential Information. Licensor shall remove any Confidential Information of Licensee identified in good faith prior to submission or publication. If Licensor reasonably determines that a patent application by or on behalf of the Upstream Licensor should be filed prior to submission or publication, Licensor may delay such submission or publication for a period of up to thirty (30) days from the date Licensee receives the proposed publication, or until such patent application is filed, whichever occurs first.

For the avoidance of doubt: (a) nothing in this Section 2.7 shall be construed to grant Licensee any right to control, restrict, approve, or prevent academic research or publication, other than for identifying Confidential Information to be removed as provided in this Section 2.7; (b) Licensee shall have no right to file or prosecute patent applications arising from academic research or publications; (c) no additional rights to inventions, improvements, or future intellectual property, beyond those expressly granted elsewhere in this Agreement, are granted or implied by this Section 2.7; (d) any rights to new inventions or improvements shall arise, if at all, only pursuant to the Upstream License and a separate written agreement; and (e) no rights are granted under this Agreement, including under this Section 2.7, with respect to Gynecological Cancers or Breast Cancer, except as expressly set forth elsewhere in this Agreement.

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2.8 Retained Rights Outside the Field of Use. Notwithstanding anything to the contrary in this Agreement, and subject to the Licensee’s Right of First Offer in Section 2.6, Licensor retains all right, title, and interest to use, practice, develop, improve, and commercialize the Licensed Intellectual Property Rights outside the Field of Use, including, without limitation, the excluded fields of Gynecological Cancers and Breast Cancer as defined in Section 1.11, and in connection with any collaborations, licenses, or other arrangements relating thereto. For the avoidance of doubt, the exclusivity granted to Licensee under Section 2.1 does not apply outside the Field of Use unless additional exclusivity is granted to Licensee in accordance with Section 2.6, and nothing in this Agreement shall restrict Licensor’s existing or future research, development, or commercialization activities outside the Field of Use except to the extent Licensee is granted additional exclusivity in accordance with Section 2.6.

3.	PROSECUTION; PROSECUTION OF THIRD-PARTY INFRINGEMENT.

3.1 Prosecution.

i.	Patent Prosecution. Licensor shall be responsible, through Upstream Licensor, for the preparation, filing, prosecution, protection, and maintenance of the Licensed Patents in the Territory, in accordance with the terms of the Upstream License.

Licensor shall use commercially reasonable efforts to cause such institution to:

(a) instruct its patent counsel to furnish Licensee with copies of material correspondence relating to the Licensed Patents from the United States Patent and Trademark Office (“USPTO”) and any other patent office, as well as copies of proposed substantive responses thereto in sufficient time for Licensee to review and comment; (b) provide Licensee a reasonable opportunity to review and comment on the text of each patent application prior to filing provided that Licensee’s comments shall be advisory only and Upstream Licensor shall retain final decision-making authority with respect to all patent matters; (c) consult with Licensee in good faith with respect to material prosecution decisions; (d) supply Licensee with a copy of each application as filed, together with notice of its filing date and serial number; and (e) keep Licensee reasonably informed of the status of the Licensed Patents.

ii.	Cost Responsibility. Licensee shall reimburse Licensor for all reasonable and documented out-of-pocket costs and expenses incurred by or charged to Licensor by the Upstream Licensor in connection with the preparation, filing, prosecution, protection, and maintenance of the Licensed Patents, including any agreed-upon historical patent costs, in accordance with the payment terms set forth in Appendix II. Licensor shall invoice Licensee for such costs promptly after receipt of corresponding invoices from the Upstream Licensor.

iii.	Licensee shall have the right to review such invoices and Licensor agrees to consult with Licensee in good faith regarding any charges that Licensee reasonably disputes in writing. Subject to its right to dispute such charges, Licensee shall pay all undisputed amounts within sixty (60) days of receipt of the applicable invoice.

iv.	If any disputed amounts are finally determined to be payable to Licensor, Licensee shall promptly pay such amounts within fifteen (15) days of resolution of the dispute, together with agreed upon fees and expenses as a result of the dispute.

v.	Licensee shall be responsible for its own internal costs and the fees of its own counsel in connection with any such review or dispute.

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vi.	Licensee shall be responsible for its own internal costs and the fees of its own counsel.

vii.	Abandonment. Licensor shall not intentionally abandon or permit to lapse any Licensed Patent in the Territory without providing Licensee with at least sixty (60) days’ prior written notice. Upon receipt of such notice, Licensee shall have the right, but not the obligation, to assume responsibility for such patent at its own expense, in which event Licensor shall reasonably cooperate to assign or transfer prosecution control as appropriate.

3.2 Defense of Licensed Patents; Prosecution of Third-Party Infringement.

i.	Notice. Each Party shall promptly notify the other Party in writing of any known or suspected infringement, misappropriation, or other violation of the Licensed Intellectual Property Rights by a Third Party, or of any actual or threatened invalidity action against any of the Licensed Patents.

ii.	Priority Right of Enforcement. Subject to the rights of the Upstream Licensor, Licensor shall have the first right, but not the obligation, to determine whether to institute, prosecute, or settle any action for infringement of the Licensed Intellectual Property Rights. Licensor shall notify Licensee in writing of its intent, or alternatively of Upstream Licensor’s intent, to pursue such action within the earlier of (i) ninety (90) days after receiving notice of the alleged infringement, or (ii) sixty (60) days before any action is required in order to avoid dismissal of said action or any prejudice to Licensee.

iii.	Secondary Enforcement Right. If Licensor or Upstream Licensor elects not to pursue such action within the ninety (90)-day or sixty (60)-day period defined in Section 3.2(ii), then, subject to the consent and participation rights of the Upstream Licensor and applicable law, Licensee may institute such action in its own name and at its own expense. Licensor and Upstream Licensor shall not be obligated to initiate or join any such action except to the extent required to avoid dismissal of said action or any prejudice to Licensee.

iv.	Participation and Cooperation. In any enforcement action (Sections 3.2(ii) and 3.2(iii)) or defense action (Section 3.2(v)), the non-initiating Party shall have the right to participate and be represented by counsel of its own choice at its own expense, and to have its comments and recommendations considered by the initiating Party. Each Party shall cooperate in good faith and provide reasonable assistance, including joining the action where required to avoid prejudice to the initiating party and access to relevant documents and testimony, subject to reimbursement of reasonable, documented out-of-pocket costs.

v.	Declaratory Judgment Actions; Invalidity Actions. In the event a Third Party brings an action alleging invalidity or non-infringement, or both invalidity and non-infringement, of the Licensed Intellectual Property Rights, the Party against whom such action is brought shall have the first right, but not the obligation, to defend such action, subject to the rights of the Upstream Licensor, and shall keep the other Party reasonably informed of material developments. The Party against whom such action is brought shall notify the other Party in writing of its intent to pursue such action within the earlier of (i) ninety (90) days after receiving notice of the alleged infringement, or (ii) sixty (60) days before any action is required in order to avoid dismissal of said action or any prejudice to the other Party. If the Party against whom the action is brought elects not to defend such action, then the other Party may elect to defend such action. The non-electing party agrees to take commercially reasonable efforts to assist with defending such action to the extent required to avoid dismissal or to otherwise avoid prejudice to the electing party in such action. In this Section 3.2(v), the electing party shall be considered the initiating Party.

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vi.	Costs and Recoveries. All costs and expenses associated with any enforcement or defense action under this Section 3.2 shall be borne by the initiating Party. Any recoveries obtained through judgment or settlement, whether from past or future royalties, damages, or other remedy, shall be applied first to reimburse the Parties for their reasonable, documented, out-of-pocket respective litigation costs and expenses, with the initiating party having first priority for such reimbursement in recognition of its role in leading the action and the risk it has assumed by doing so, and thereafter any remaining recoveries shall be allocated as follows: (a) if Licensor or Upstream Licensor is the initiating party, then any remaining recoveries are shared equally by Licensor and Upstream Licensor in accordance with Section 10.4 of the Upstream License; and (b) if Licensee is the initiating party, then Licensee receives the share of any remaining recoveries that otherwise would have accrued to Licensor under Section 10.4 of the Upstream License.

vii.	Settlement Restrictions. Neither Party shall enter any settlement that would adversely affect the validity, scope, or enforceability of the Licensed Intellectual Property Rights, impose obligations on the other Party, or impair the rights of the academic institution, without the prior written consent of the other Party and the Upstream Licensor, as applicable.

viii.	Public Interest. Before initiating any enforcement action, the initiating Party shall give good-faith consideration to the views of the Upstream Licensor and any potential effects of such action on public health. The Upstream Licensor shall provide such views to the initiating Party in sufficient time to be considered without risking prejudice to the initiating Party regarding the action.

4.	ROYALTIES AND PAYMENT TERMS.

4.1 Upfront Payments, Royalties, Sublicense Income Sharing, and Milestones. In consideration of the licenses granted herein, Licensee shall pay Licensor the consideration specified on Appendix II, as applicable:

i.	Upfront payment will be paid at the specified time relative to the Effective Date, as specified on Appendix II.

ii.	A royalty as a percentage of Net Sales of any Licensed Product sold, leased or otherwise transferred by Licensee and/or its Sublicensees in the applicable Territory during the Term as specified on Appendix II (collectively, the “Royalty Payments”).

iii.	An additional percentage of any Sublicense Consideration received by Licensee in the applicable Territory during the Term as specified on Appendix II (collectively, the “Sublicense Income Sharing”).

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iv.	Milestone payments for each Licensed Product based on the achievement of certain milestones as specified on Appendix II (collectively, the “Milestone Payments”). Each milestone payment shall be made only once, with respect to the first achievement of the relevant milestone for the first Licensed Product, regardless of how many times such milestones are achieved by Licensed Products and regardless of how many times a particular Licensed Product achieves such milestones. Milestone Payments to Licensor will be made within thirty (30) days of the initial occurrence of each of the milestone events.

4.2 Payment Terms. Licensee shall pay all amounts due and payable to Licensor under this Agreement in United States dollars without deductions for taxes, assessments, fees, or charges of any kind, unless applicable. Within thirty (30) days after the end of each Calendar Quarter, Licensee shall pay (or cause to be paid) the amounts required hereunder to Licensor with respect to such Calendar Quarter and shall provide Licensor with a comprehensive report that sets forth the number of Licensed Products sold in the Territory during such Calendar Quarter with enough specificity so that Licensor may confirm the calculations of the Royalty Payments due to Licensor, which report shall include a list of the Licensed Products, gross sales amounts and Net Sales amounts. With respect to sales in foreign countries, the report shall also show the applicable exchange rate to convert from each country’s currency to United States Dollars, and the royalties payable in United States Dollars. If no Royalty Payments accrued during any Calendar Quarter, Licensee shall provide Licensor with a written statement to that effect in lieu of a report. Licensee shall make all Royalty Payments by wire transfer as follows, or as may be directed otherwise by Licensor.

4.3 Taxes. All payments hereunder shall be made free and clear of any taxes, duties, levies, fees or charges, except for withholding taxes (to the extent applicable). Licensee shall make any applicable withholding payments due on behalf of Licensor and shall provide Licensor upon request with such written documentation regarding any such payment as available to Licensee relating to an application by Licensor for a foreign tax credit for such payment with the United States Internal Revenue Service.

4.4 Records. During the Term and for a period of one (1) year after the final Royalty Payment to Licensor or as otherwise required by law, Licensee shall keep and maintain complete and accurate records of the sales of the Licensed Products that are reasonably necessary for calculation of Royalty Payments to be made to Licensor hereunder. Such records shall be kept at Licensee’s principal place of business.

4.5 Audit Rights. Licensor or its designees shall have the right, upon reasonable prior written notice and during normal business hours, to examine the records maintained in accordance with Section 4.4, no more frequently than once every twelve (12) months, to verify Licensee’s compliance with the terms of this Agreement (except that, if an audit reveals an underpayment by Licensee in excess of 2.5% of the amounts due for the audited period, Licensor shall have the right to conduct one additional audit during such twelve (12)-month period). If any audit reveals an underpayment of amounts due to Licensor, Licensee shall promptly pay to Licensor the amount of such underpayment, together with interest thereon at a rate equal to one and one-half percent (1.5%) per month, calculated from the date such amounts were originally due until the date paid. In addition, if the underpayment revealed by such audit exceeds 2.5% of the total amounts due for the audited period, Licensee shall reimburse Licensor for the reasonable costs and expenses of such audit, and shall pay to Licensor, the amount of such underpayment, together with interest thereon at a rate equal to the maximum rate permitted by applicable law, calculated from the date such amounts were originally due until the date paid. The results of each audit shall be final and binding on the Parties, absent manifest error.

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4.6 Accounting. All payments hereunder shall be made in the United States in United States dollars. Conversion of foreign currency to United States dollars shall be made at the conversion rate existing in the United States (as reported in The Wall Street Journal) on the last business day of the quarter immediately preceding the applicable calendar quarter. If The Wall Street Journal ceases to be published, then the rate of exchange to be used shall be that reported in such other business publication of national circulation in the United States as the Parties reasonably agree.

5.	TERM AND TERMINATION; CONDITIONAL EFFECTIVE DATE; OPTION.

5.1 Term. Unless earlier terminated in accordance with the provisions of this Agreement, the term of this Agreement shall commence on the Effective Date and shall continue until the expiration of the last to expire Valid Claim of the Licensed Patents in the Territory.

5.2 Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated as follows:

i.	Material Breach.

Either Party may terminate this Agreement upon written notice to the other Party in the event of a material breach of this Agreement by the other Party, provided that the breaching Party fails to cure such breach within sixty (60) days after receipt of written notice thereof from the non-breaching Party; provided, however, that if such breach is not reasonably capable of cure within such sixty (60) day period, the breaching Party shall be deemed to have cured such breach if it has commenced to cure within such period and diligently continues such cure to completion within a timeframe agreed upon in writing by the Parties.

ii.	Insolvency; Bankruptcy.

a.	Automatic Termination – Non-Bankruptcy Events.

This Agreement shall automatically terminate, without notice or further action by either Party, to the extent permitted by applicable law, upon the occurrence of any of the following events with respect to a Party: (A) liquidation, dissolution, or winding up of such Party (other than for purposes of a solvent merger or reorganization); (B) the making of a general assignment for the benefit of creditors; or (C) the appointment of a receiver, custodian, or trustee over all or substantially all of such Party’s assets, other than in connection with a proceeding under the U.S. Bankruptcy Code.

b.	Bankruptcy Proceedings.

This Agreement may be terminated immediately by the non-affected Party upon written notice if: (A) the other Party files a voluntary petition under the U.S. Bankruptcy Code; or (B) an involuntary petition under the U.S. Bankruptcy Code is filed against the other Party and such petition is not dismissed, vacated, or stayed within thirty (30) days after filing.

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c.	Reservation of Rights.

Nothing in this Section 5.2(b) is intended to waive or limit any rights or remedies of Licensor under applicable bankruptcy or insolvency laws, including, without limitation, rights under Section 365(n) of the U.S. Bankruptcy Code.

d.	Licensee Discretionary Termination.

Licensee may terminate this Agreement upon fifteen (15) days’ prior written notice to Licensor if, at any time, Licensee determines in its reasonable judgment that: (A) it is not reasonably practicable for medical, technical, or scientific reasons to sell or continue to sell the Licensed Products; or (B) requirements imposed by a Governmental Entity make or would make the registration, manufacture, or marketing of the Licensed Products not reasonably practicable.

5.3 Effect of Termination. Upon the termination of this Agreement for any reason, effective as of the date of such termination, the rights and obligations of the Parties shall be as set forth in this Section 5.3 (Effect of Termination).

i.	Termination of Rights.

All licenses and sublicenses granted under this Agreement shall immediately and automatically terminate, subject only to the limited sell-off rights expressly set forth in Section 5.3(ii).

ii.	Limited Inventory Sell-Off.

Provided that this Agreement is not terminated by Licensor pursuant to Section 5.2(a) for Licensee’s uncured material breach or pursuant to Section 5.2(b) for insolvency or bankruptcy, Licensee or any Sublicensee shall have a limited right, for a period of up to three (3) months following the effective date of termination (the “Sell-Off Period”), to sell only those quantities of Licensed Products that are in finished, packaged, and sale-ready form and held in Licensee’s or Sublicensee’s inventory as of the effective date of termination. Such sell-off right shall be subject to the following conditions:

a)	no additional Licensed Products shall be manufactured, packaged, relabeled, or otherwise produced during the Sell-Off Period;

b)	sales shall be made solely through existing channels and to existing customers, in the ordinary course of business, and not for purposes of market expansion or stockpiling;

c)	all such sales shall be subject to all applicable provisions of this Agreement, including payment of royalties, Sublicensee Income Sharing, and reporting obligations; and

d)	royalties on all Net Sales during the Sell-Off Period shall be paid to Licensor within thirty (30) days following the end of the Sell-Off Period.

iii.	No Further Rights.

Except as expressly provided in Section 5.3(ii), Licensee shall have no right to exploit the Licensed Patents, Licensed Technology, or Licensed Products following termination.

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iv.	Relationship to Reversion.

The limited sell-off rights set forth in Section 5.3(ii) are expressly subject to Section 5.5 (Reversion of Rights), and nothing herein shall limit or delay the reversion of rights or know-how to Licensor.

5.4 Survival. Sections 1, 4, 5.3, 5.4, 5.5, 5.6, 6.3 through 6.6, 7, 8.4, 9, and 10 shall survive any termination or expiration of this Agreement.

5.5 Reversion of Rights

i.	Automatic Reversion.

Upon termination of this Agreement for any reason, all rights and licenses granted to Licensee and any Sublicensees under this Agreement shall automatically and immediately revert to Licensor, without further action by either Party, and Licensee shall have no further rights to exploit the Licensed Patents, Licensed Technology, or Licensed Products.

ii.	Sublicenses.

All sublicenses granted by Licensee shall automatically terminate upon termination of this Agreement, unless Licensor elects, in its sole discretion, to assume any such sublicense on terms acceptable to Licensor.

iii.	Regulatory Filings and Data.

Upon termination of this Agreement due to a Material Breach by Licensee pursuant to 5.2 (i) Licensee shall promptly assign and transfer to Licensor, at Licensor’s request and expense:

a.	all right, title, and interest in and to any regulatory filings, applications, approvals, registrations, and correspondence with regulatory authorities relating to the Licensed Products; and

b.	all clinical, non-clinical, manufacturing, safety, and commercialization data, reports, and records generated by or on behalf of Licensee relating to the Licensed Products.

iv.	Upon termination of this Agreement for any other cause, Licensee and Licensor may negotiate consideration and terms, to be recorded in a separate written instrument, for transfer of the following to Licensor:

a.	all right, title, and interest in and to any regulatory filings, applications, approvals, registrations, and correspondence with regulatory authorities relating to the Licensed Products or Licensee controlled improvements, formulations, developments, and know-how necessary or useful to practice, develop or commercialize the Licensed Patents or Licensed Products; and

b.	all clinical, non-clinical, manufacturing, safety, and commercialization data, reports, and records generated by or on behalf of Licensee relating to the Licensed Products.

v.	Transition Assistance.

For a period of up to six (6) months following termination, and subject to Licensee’s or Sublicensee’s right to limited inventory sell-off in accordance with Section 5.3(ii), Licensee shall provide reasonable cooperation and assistance to effect an orderly transition of the Licensed Products to Licensor or its designee, at Licensor’s request and expense.

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vi.	Bankruptcy; Section 365(n).

The Parties acknowledge and agree that all licenses granted under this Agreement are licenses of intellectual property as defined under Section 101 of the U.S. Bankruptcy Code, and Licensor expressly reserves all rights under Section 365(n). Nothing in this Agreement shall limit Licensor’s rights to regain control of the Licensed Patents and Licensed Technology upon termination or rejection of this Agreement.

5.6 Remedies for Licensor Breach

i.	In the event that Licensor breaches Section 2.6 of this Agreement by entering into a license agreement with a Third Party for Licensor’s intellectual property rights in an oncology indication included within the Option Field under material terms that are similarly favorable or more favorable than the material terms offered by Licensor to Licensee during the Negotiation Period, or by entering into such a license agreement after failing to provide the required ROFR notice to Licensee or after failing to negotiate with Licensee in good faith and using CRE during the Negotiation Period, then such license agreement with the Third Party shall be null and void and of no effect, and Licensor shall re-offer such intellectual property to Licensee under terms that are similarly favorable or more favorable than the material terms of such license agreement with the Third Party for that oncology indication.

ii.	In the event that any of Licensor’s right(s) in the Licensed Intellectual Property revert to the Upstream Licensor for any reason, such that Licensor can no longer validly license such right(s) to Licensee and thereby breaches this Agreement, then in accordance with Section 4.3 of the Upstream License, this Agreement will remain in full force and effect with Upstream Licensor as the licensor instead of Licensor, with (i) duties and obligations of Upstream Licensor under this Agreement being not greater than the duties of Upstream Licensor under the Upstream License, (ii) the rights of Upstream Licensor under this Agreement not being less than the rights of Upstream Licensor under the Upstream License, and (iii) the financial consideration payable to Upstream Licensor under this Agreement will be the same as Upstream Licensor would have received under the Upstream License based on the activities of Licensee if the Upstream License had not been terminated, subject to the condition that Licensee’s financial obligation to Upstream Licensor shall not exceed Licensee’s financial obligation to Licensor under this Agreement. As stated in Section 4.3 of Upstream License, Licensee may in its sole discretion elect to terminate its sublicense upon the termination of the Upstream License.

6.	REPRESENTATIONS AND WARRANTIES; LIMITATION OF LIABILITY; INDEMNITY.

6.1 Authority; Source of Rights.

i.	Authority. Licensor has the full corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery, and performance of this Agreement by Licensor have been duly authorized by all necessary corporate action and do not violate any agreement or obligation binding upon Licensor.

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ii.	Representations and Warranties. Licensor represents and warrants that it is a valid licensee of the Licensed Intellectual Property Rights pursuant to the Upstream License, and that, subject to the terms and conditions of the Upstream License, Licensor has the right to grant the sublicense rights expressly granted to Licensee under this Agreement. Licensor does not represent or warrant ownership of the Licensed Intellectual Property Rights. Licensor represents and warrants, and Licensee acknowledges and agrees, that ownership of the Licensed Intellectual Property Rights resides with the Upstream Licensor. Licensee acknowledges and agrees that this Agreement is subject in all respects to the Upstream License. Nothing in this Agreement shall be construed as granting Licensee any greater rights than those held by Licensor under the Upstream License.

iii.	No Conflicting Grants.

As of the Effective Date of the Agreement, Licensor represents and warrants that it has not granted, and during the Term will not grant, any sublicense under the Licensed Patents that would conflict with the rights expressly granted to Licensee under this Agreement.

iv.	No Encumbrances Created by Licensor.

Licensor represents and warrants that it has not created, and shall not create, any lien, security interest, or other encumbrance on its sublicense rights under the Upstream License that would materially interfere with Licensee’s exercise of its rights under this Agreement.

v.	Government Rights; Bayh–Dole.

Licensee acknowledges that the Licensed Intellectual Property Rights were developed, in part, using U.S. Government funding under grants awarded by the National Institutes of Health and the Veterans Administration and are therefore subject to the Bayh–Dole Act (35 U.S.C. §§ 200–212). Licensor represents and warrants that it has complied, and will continue to comply, with its obligations under the Bayh–Dole Act as set forth in the Upstream License. Licensor further represents and warrants that the Upstream Licensor has complied, and will continue to comply, with its obligations under the Bayh-Dole Act. Licensee further acknowledges that, pursuant to applicable law, the U.S. Government retains a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced the subject inventions for or on behalf of the United States.

vi.	Restrictions on Rights.

Other than (i) rights retained by the U.S. Government pursuant to Section 6.1(d), and (ii) restrictions expressly set forth in the Upstream License, Licensor is not aware of any covenant not to sue or similar restriction applicable to Licensor’s sublicense rights that would materially limit Licensee’s exercise of the rights granted under this Agreement.

vii.	Validity and Enforceability.

To Licensor’s knowledge, no Licensed Patent has been held invalid or unenforceable by a court or other competent authority. No representation or warranty is made as to the validity or enforceability of any Licensed Intellectual Property Right.

viii.	Conduct.

Licensor has not knowingly engaged in any conduct that would materially and adversely affect the validity or enforceability of the Licensed Intellectual Property Rights, and will not knowingly engage in any such conduct. Licensor is not aware of any such conduct on the part of the Upstream Licensor, and if Licensor becomes aware of any such conduct on the part of Licensor or on the part of Upstream Licensor, Licensor will promptly notify Licensee in writing and will propose a plan for remediating any effects of such conduct.

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ix.	Enforcement and Proceedings.

As of the Effective Date of this Agreement, Licensor has not asserted any Licensed Patent against Licensee or against any Third Party. To Licensor’s knowledge, there are no pending or threatened enforcement, invalidity, reexamination, opposition, interference, derivation, or similar proceedings with respect to the Licensed Patents.

x.	Fees.

Licensor represents that, to its knowledge, all maintenance fees and annuities required to be paid by Licensor under the Upstream License prior to the Effective Date have been timely paid. Licensor shall remain responsible for payment of any such fees it is obligated to pay under the Upstream License during the Term.

xi.	Status.

Licensor is a limited liability company and duly organized and in good standing under the laws of its jurisdiction of formation and has full power and authority to enter into this Agreement and to hold its rights under the Upstream License.

xii.	Consent. Continuity.

In accordance with Sections 4.1 and 4.2 of the Upstream License, an authorized representative of Upstream Licensor has approved of, and consents to, the present Agreement in writing prior to execution of the present Agreement, as shown in Appendix IV hereto.

6.2 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES, AND EACH PARTY HEREBY SPECIFICALLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF TITLE, AND IMPLIED WARRANTIES ARISING FROM COURSE OF DEALING OR COURSE OF PERFORMANCE.

6.3 Indemnification by Licensor.

Licensor shall defend, indemnify, and hold harmless Licensee and its Affiliates, and each of their respective officers, directors, employees, agents, and representatives (collectively, the “Licensee Indemnitees”), from and against any and all losses, damages, liabilities, costs, and expenses (including reasonable attorneys’ fees) (collectively, “Losses”) arising out of any Third Party claim to the extent arising from:

i.	a breach of Licensor’s representations and warranties expressly set forth in Section 6.1; or

ii.	Licensor’s gross negligence, willful misconduct, or fraud.

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Exclusion of IP Infringement Indemnity.

For the avoidance of doubt, Licensor does not provide, and expressly disclaims, any indemnity for claims alleging that the Licensed Intellectual Property Rights, or the use, manufacture, sale, or commercialization of Licensed Products, infringe, misappropriate, or otherwise violate the intellectual property rights of any Third Party, except to the extent such claim arises directly from a breach of Licensor’s representations and warranties in Section 6.1. Licensor shall have no obligation to procure rights, replace, redesign, or modify the Licensed Intellectual Property Rights in response to any infringement or misappropriation claim.

6.4 Indemnification by Licensee.

Licensee shall defend, indemnify, and hold harmless Licensor and its Affiliates, and each of their respective officers, directors, employees, agents, and representatives (collectively, the “Licensor Indemnitees”), from and against any and all Losses arising out of any Third Party claim resulting from or relating to:

i.	Licensee’s or any Sublicensee’s exploitation of the Licensed Intellectual Property Rights or the research, development, manufacture, use, sale, offer for sale, importation, exportation, distribution, promotion, or commercialization of any Licensed Product;

ii.	any product liability, personal injury, death, property damage, or other tort claim arising from any Licensed Product;

iii.	any allegation that the manufacture, use, sale, or commercialization of a Licensed Product infringes, misappropriates, or otherwise violates the intellectual property rights of any Third Party, except to the extent indemnified under Section 6.3; or

iv.	Licensee’s or any Sublicensee’s gross negligence, willful misconduct, or fraud.

v.	Licensee’s indemnification obligations shall apply regardless of whether the claim arises before or after expiration or termination of this Agreement.

6.5 Indemnification Procedure. In the event that any Party, its Affiliates or its or their Representatives is seeking indemnification under Sections 6.3 or 6.4 above (“Indemnitee”) from the other Party (the “Indemnifying Party”), the other Party shall notify the Indemnifying Party of such claim with respect to such Indemnitee as soon as reasonably practicable after the Indemnitee receives notice of the claim, and the Party (on behalf of itself and such Indemnitee) shall permit the Indemnifying Party to assume direction and control of the defense of the claim (including the right to settle the claim solely for monetary consideration) and shall cooperate as requested (at the expense of the Indemnifying Party) in the defense of the claim. The indemnification obligations hereunder shall not apply to any harm suffered as a direct result of any delay in notice to the Indemnifying Party hereunder or to amounts paid in settlement of any claim, demand, action or other proceeding if such settlement is effected without the consent of the Indemnifying Party, which consent shall not be withheld or delayed unreasonably. The Indemnitee, its employees and agents, shall reasonably cooperate with the Indemnifying Party and its legal representatives in the investigation of any claim, demand, action or other proceeding covered by Sections 6.3 or 6.4.

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6.6 Limitation on Damages.

IN NO EVENT SHALL EITHER PARTY BE LIABLE HEREUNDER TO ANY OTHER PARTY FOR ANY PUNITIVE, RELIANCE, INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST REVENUE, LOST PROFITS, OR LOST SAVINGS) HOWEVER CAUSED AND UNDER ANY THEORY, EVEN IF IT HAS NOTICE OF THE POSSIBILITY OF SUCH DAMAGES, ARISING OUT OF OR IN CONNECTION WITH THE MANUFACTURE, USE OR SALE OF THE LICENSED PRODUCTS.

Notwithstanding the foregoing, nothing in this Section shall limit or exclude either Party’s obligations under Sections 6.3 or 6.4 (Indemnification), a Party’s liability for breach of its confidentiality obligations under Section 7, or liability arising from gross negligence, willful misconduct, fraud, or unauthorized use of the Licensed Intellectual Property Rights outside the scope of this Agreement.

7.	CONFIDENTIALITY.

7.1 Confidentiality and Non-Use. During the Term of this Agreement, Licensee is willing to disclose Licensee Confidential Information to Licensor and Licensor is willing to disclose Licensor Confidential Information to Licensee on the following terms: (i) the Party receiving the Confidential Information (the “Receiving Party”) shall receive, maintain, and hold the Confidential Information of the Party disclosing the Confidential information (the “Disclosing Party”) in strict confidence and not share, disclose or otherwise distribute such Confidential Information to any Third Party, using at least the same degree of care as it uses to protect its own Confidential Information, but in no case less than reasonable care; and (ii) the Receiving Party shall not utilize such Confidential Information other than for the performance of its obligations hereunder. These obligations shall survive the termination or expiration of this Agreement for a period of five (5) years.

7.2 Exceptions. The obligations set forth in Section 7.1, above, shall not extend to any portion of Confidential Information: (i) which is known to Receiving Party prior to disclosure or is information generally available to the public at the time of disclosure; (ii) which was not acquired at any time directly or indirectly and/or in any manner, from Disclosing Party and which Receiving Party lawfully had in its possession prior to the first date written above, (iii) which, after the time of disclosure, through no act or omission on the part of Receiving Party or any of its Affiliates or Representatives, becomes information generally available to the public; (iv) at the time of disclosure is, or thereafter becomes, available to Receiving Party on a non-confidential basis from a Third Party, provided that such Third Party is not and was not prohibited from disclosing such Confidential Information to Receiving Party by any legal, fiduciary or contractual obligation; (v) is independently developed by the Receiving Party without use of the Disclosing Party’s Confidential Information; or (vi) is required to be disclosed by Law; provided, however, that if a Party is required by Law to make any such disclosure of the other Party’s Confidential Information, it will give reasonable advance notice to the other Party of such disclosure requirement and will use reasonable efforts to assist such other Party in efforts to secure confidential treatment of such information required to be disclosed.

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7.3 Permitted Disclosures. Notwithstanding Section 7.1, Confidential Information may be disclosed to employees, agents, consultants, Affiliates, and Sublicensees of the Receiving Party, on a “need-to-know” basis, solely to the extent permitted or required to accomplish the purposes of this Agreement. The Receiving Party shall be responsible for any inadvertent unauthorized disclosure, delivery or use of any of the Disclosing Party’s Confidential Information and shall immediately notify the Disclosing Party in writing and use its best efforts to prevent further unauthorized disclosure, delivery or use and to mitigate the consequences of such inadvertent unauthorized disclosure, delivery or use.

7.4 Return of Confidential Information. At any time upon the request of Disclosing Party after the expiration or termination of this Agreement, the Confidential Information of the Disclosing Party in the possession of the Receiving Party, including all copies and/or any other form or reproduction and/or description thereof made by Receiving Party, shall, at Disclosing Party’s option, be returned to the Disclosing Party or destroyed.

7.5 Equitable Relief. Each Party agrees that should the provisions of this Section 7 be breached, money damages would be inadequate to remedy such a breach. As a result, each Party shall be entitled to seek, and a court of competent jurisdiction may grant, specific performance and injunctive or other equitable relief as a remedy for any such breach of this Section 7. Such remedy shall be in addition to all other remedies, including injunctive relief and money damages, available to each Party at law or in equity.

8.	INTELLECTUAL PROPERTY; COMMERCIALIZATION

8.1 Responsibilities of Licensee. From and after the Effective Date, Licensee shall have full control and authority over (i) the research and development in connection with seeking, obtaining and/or maintaining any regulatory approval for such Licensed Product in the Territory, including without limitation, the FDA and/or any foreign regulatory authority, (ii) all activities relating to manufacture and supply of all Licensed Products, (iii) all marketing, promotion, sales, distribution, import and export activities relating to any Licensed Product, and (iv) all activities relating to any regulatory filings, registrations, applications and regulatory approvals relating to any of the foregoing (including any CE Mark in the EU). Licensee shall own all data, results and all other information arising from any such activities under this Agreement, including without limitation, all regulatory filings, registrations, and applications relating to Licensed Products, and all of the foregoing information, documentation and materials shall be considered Confidential Information solely owned by Licensee, all at Licensee’s sole cost and expense, excluding the Licensed Intellectual Property Rights and except as otherwise expressly provided in this Agreement.

8.2 Regulatory Filings; Inspections. On the Effective Date, Licensor shall deliver to Licensee the Regulatory Approvals and Regulatory Documentation. The Parties will agree upon procedures to ensure the transition to Licensee of all regulatory activities related to the Licensed Products, including adverse event reporting, quarterly and annual FDA reports (including corresponding documents from any other analogous agency and communication with health care professionals and customers, as applicable). The Parties shall cooperate in good faith as reasonably required with respect to the conduct of any inspections required by the FDA or similar Governmental Entity of a Party’s site and facilities related to their respective rights and obligations under this Agreement. Each Party agrees to promptly and timely respond to all requests from the FDA or similar Governmental Entity and to promptly notify and cooperate with the other Party about such requests. As between the Parties, Licensee shall be responsible for all communications with the FDA and any other Governmental Entity in the Territory during the term of this Agreement relating to the Licensed Products.

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8.3 Insurance.

Each Party shall, at its own expense, procure and maintain during the Term commercially reasonable insurance coverage appropriate to its activities under this Agreement.

Without limiting the foregoing, Licensee shall maintain product liability insurance (including coverage for clinical trials sponsored by Licensee, if applicable) with limits of not less than:

i.	$1,000,000 per occurrence and in the aggregate prior to the First Commercial Sale of any Licensed Product; and

ii.	$3,000,000 per occurrence and in the aggregate following the First Commercial Sale of any Licensed Product.

iii.	Such insurance shall name Licensor and Upstream Licensor as additional insureds, to the extent permitted by applicable law and the terms of the policy.

iv.	Licensee shall require each Sublicensee to maintain insurance coverage consistent with this Section for so long as such Sublicensee is exercising any rights under this Agreement or any sublicense granted hereunder, and shall remain responsible for ensuring such compliance.

v.	Each Party shall provide the other Party, upon reasonable request, with a certificate of insurance or other reasonable evidence of such coverage. Each Party shall provide the other Party with written notice at least thirty (30) days prior to the cancellation, non-renewal, or material modification of any insurance policy required under this Section.

Nothing in this Section shall be construed to limit or expand either Party’s indemnification obligations under this Agreement.

8.4 Intellectual Property Ownership.

i.	Inventorship. Except as set out in Section 8.4(b), inventorship of inventions and discoveries conceived and reduced to practice during the Term shall be determined in accordance with the rules of inventorship under United States patent laws. Licensor shall solely own all intellectual property rights that encompass all such inventions and discoveries that are solely invented by Licensor. Licensee shall solely own all intellectual property rights that encompass all such inventions and discoveries that are solely invented by Licensee.

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ii.	Joint Inventions. The Parties do not intend to conduct any activities under this Agreement which could result in inventions or discoveries in which one or more employees, officers, directors, contractors or agents of Licensor and one (1) or more employees, officers, directors, contractors or agents of Licensee have contributed in a significant manner to the conception of such invention or discovery (“Joint Inventions”). Any joint development work shall only be conducted following the execution of a separate Sponsored Research Agreement by both Parties documenting their respective rights and obligations in connection with such joint development work and resulting Joint Inventions.

iii.	New Products. Notwithstanding anything in this Agreement to the contrary, Licensee may develop products or services, or have products or services developed, or enter into any future agreements with Third Parties regarding products or services similar to the Licensed Products but that do not infringe on the Licensed Intellectual Property (“New Products”).

9.	NOTICES.

All notices and consents hereunder shall be in writing and shall be deemed to have been properly given and to be effective on the date of delivery if delivered in person, by one-day courier service or by electronic mail transmission (provided a copy is sent by one-day courier service) to the respective mailing address or email address provided below or to such other mailing address or email as either Party shall designate by written notice to the other in such manner:

If to Licensor:	Cirna Diagnostics, LLC 3805 Old Easton Road Doylestown, PA 18902

With a copy to:	The Belles Group, P.C. 1800 John F. Kennedy Boulevard Suite 1010 Philadelphia, PA 19103 Attention: Nikhil A. Heble Email: nikhil.heble@thebellesgroup.com

If to Licensee:	Hepion Pharmaceuticals, Inc. 55 Madison Ave, Suite 400-PMB# 4362 Morristown, New Jersey 07960

With a copy to:	Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112 Attention: Jeffrey Fessler Email: jfessler@sheppard.com

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10.	MISCELLANEOUS.

10.1 Force Majeure. In the event that either Party is unable to perform any of its obligations under this Agreement, or to enjoy any of its benefits because of any failure or delay in the performance of its obligations on account of fire, natural disaster, actions or decrees of Governmental Entities, riots, flood, storm, earthquake, acts of God, hostilities or any other cause beyond its reasonable control (a “Force Majeure Event”), the Party who has been so affected shall immediately give written notice to the other Party and shall do everything reasonably possible to resume performance. Upon receipt of such notice, all obligations under the Agreement shall be immediately suspended. If the period of nonperformance exceeds thirty (30) days from the receipt of notice of the Force Majeure Event, the Party whose ability to perform has not been so affected may, by giving written notice, terminate the Agreement. Delays in delivery due to Force Majeure Events shall automatically extend the delivery date for a period equal to the duration of such Force Majeure Events.

10.2 Severability of Provisions. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable by a court or authority of competent jurisdiction, the Parties shall endeavor to replace it by another provision that will as closely as possible reflect their original intention. The validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

10.3 Waiver of Default. Failure of either Party at any time to require performance of any provision of this Agreement shall not affect the right to require full performance thereof at any time thereafter. The waiver of any default under this Agreement by either Party shall not constitute a waiver of any rights for any subsequent default.

10.4 Headings. Headings used in this Agreement are for convenience of reference only and shall not be deemed part of this Agreement.

10.5 Governing Law. The validity, construction, and interpretation of this Agreement and any determination of the performance that this Agreement requires will be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the choice of law provisions thereof. Any claim to interpret or enforce the provisions of this Agreement shall be brought exclusively within the Chancery Court of the State of Delaware. The parties agree that the United Nations Convention on Contracts for the International Sale of Goods does not apply to this Agreement.

10.6 Independent Contractor. Each Party hereto shall be and remain an independent contractor and nothing herein shall be deemed to constitute the Parties as partners. Further, neither Party shall have any authority to act, or attempt to act, or represent itself, directly or by implication, as an agent of the other or in any manner assume or create, or attempt to assume or create, any obligation on behalf of or in the name of the other, nor shall either be deemed the agent of the other.

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10.7 Publicity. Neither Party may publicly disclose the existence or terms or any other matter of fact regarding this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that either Party may make such a disclosure (a) to the extent required by law or by the requirements of any nationally recognized securities exchange, quotation system or over-the-counter market on which such Party has its securities listed or traded, or (b) to any investors, prospective investors, lenders and other potential financing sources who are obligated to keep such information confidential. In the event that such disclosure is required as aforesaid, the disclosing Party shall make reasonable efforts to provide the other Party with notice beforehand and to coordinate with the other Party with respect to the wording and timing of any such disclosure. The Parties, upon the execution of this Agreement, will mutually agree to a press release with respect to this transaction for publication. Once such press release or any other written statement is approved for disclosure by both Parties, either Party may make subsequent public disclosure of the contents of such statement without the further approval of the other Party.

10.8 Assignment. Except as expressly permitted under this Section 10.8, neither Party may assign this Agreement, in whole or in part, whether by operation of law or otherwise, without the prior written consent of the other Party, and any required consent of the Upstream Licensor under the Upstream License. Any purported assignment in violation of this Section shall be null and void and of no force or effect. Notwithstanding the foregoing, Licensee may assign this Agreement without Licensor’s consent in connection with a merger, consolidation, or sale of all or substantially all of Licensee’s assets, provided that:

i.	such assignment is permitted under, and does not violate, the Upstream License, and any required consents thereunder have been obtained;

ii.	the assignee agrees in writing to be bound by all terms and conditions of this Agreement;

iii.	such assignment does not expand the scope of rights granted under this Agreement or relieve Licensee of any accrued obligations; and

iv.	such assignment does not occur in connection with Licensee’s insolvency, bankruptcy, or similar proceeding, except as required by applicable law and subject to the rights of the applicable academic institution.

v.	Licensor may assign this Agreement only to the extent permitted under the Upstream License and subject to any consent or approval rights of the Upstream Licensor.

This Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of the Parties.

10.9 Rights in Bankruptcy. All rights and licenses granted by Licensor to Licensee under this Agreement are intended to constitute, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of “intellectual property” as defined in Section 101 of the U.S. Bankruptcy Code. If Licensor becomes a debtor in a proceeding under the U.S. Bankruptcy Code and this Agreement is rejected pursuant to Section 365 thereof, Licensee shall be entitled to exercise its rights, if any, under Section 365(n) solely to the extent of, and subject to, the rights actually held by Licensor under the applicable Upstream License and subject to the terms and conditions of this Agreement, including Sections 5.2 (Termination), 5.3 (Effect of Termination), and 5.4 (Reversion of Rights). Nothing in this Section 10.9 shall be construed to grant Licensee any greater rights than those granted to Licensor under the Upstream License, nor to limit Licensor’s rights to terminate this Agreement or cause reversion of rights as expressly provided herein, to the extent permitted by applicable law.

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10.10 Academic Institution Rights; Upstream License Controls. Notwithstanding anything to the contrary in this Agreement, all rights and licenses granted hereunder are expressly subject to the terms, conditions, and retained rights of the Upstream Licensor under the Upstream License, including any consent, approval, step-in, march-in, or termination rights. In the event of any conflict between this Agreement and the Upstream License, the terms of the Upstream License shall control. Nothing in this Agreement shall be construed to grant Licensee any greater rights than those held by Licensor under the Upstream License.

10.11 Entire Agreement; Amendments. This Agreement, and the Appendices hereto, constitutes the entire agreement between Licensee and Licensor with respect to the subject matter hereof. This Agreement supersedes all prior agreements, understandings, representations, and statements, if any, regarding the subject matter contained herein, whether oral or written and no amendment of this Agreement shall be valid and binding upon the Parties unless made in writing and signed on behalf of each of such Parties by their respective authorized officers.

10.12 Dispute Resolution. In the event of any dispute between the Parties with respect to this Agreement and the transactions covered hereby, the Parties agree that either Party may request in writing that a meeting of management level designees of the Parties be held to undertake good faith discussions with a view to reaching a compromise settlement. In such case, such meeting shall be held at the offices of the requesting Party within thirty (30) days of such request. In the event that the Parties fail to resolve the dispute within thirty (30) days of such meeting, either Party may pursue appropriate legal remedies.

10.13 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

[SIGNATURES FOLLOW]

* * *

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The Parties have caused their respective duly authorized representatives to execute this Agreement as of the Effective Date.

Hepion Pharmaceuticals, Inc.		Cirna Diagnostics, LLC

By:	/s/ Kaouthar Lbiati	By:	/s/ Aejaz Sayeed Sheikh

Name:	Kaouthar Lbiati	Name:	Aejaz Sayeed Sheikh, PhD

Title:	Interim CEO	Title:	Founder, Member

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APPENDIX I

LICENSED PATENTS

SERIAL NO. FILING DATE	PUBLICATION NO. PUBLICATION DATE	ASSIGNEE	TITLE
US 63/603,471 November 28, 2023	N/A	BSBI	Reagents, Kits, and Methods for Assessing the Likelihood and Risk of Developing a Disease, Disorder or Condition of the Liver

PCT/US2024/057702 November 27, 2024	WO2025/117708 June 5, 2025	BSBI	METHOD AND SYSTEM FOR USE OF MUTANT MRNA IN LIQUID BIOPSIES TO RISK STRATIFY AND MANAGE CANCER

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APPENDIX II

PAYMENTS, ROYALTIES AND MILESTONES

Category	Payment	Trigger/Event
Upfront payment	$50,000 (one time), with $35,000 of the upfront payment to be paid within 14 days of the Effective Date; and the remaining $15,000 of the upfront payment to be paid within three months after the Effective Date	Execution of this Agreement on the Effective Date

Historical patent expenses	$* (one time), to be paid in four $* payments, with the first $* payment to be paid within 60 days of the Effective Date, and the remaining three $* payments to be paid monthly	Execution of this Agreement on the Effective Date

Validation milestone	$* (one time)	*

Payer adoption-based milestone	$* (one time)

Regulatory milestone	$* (one time)

Sales milestone 1	$* (one time per year)	*

Sales milestone 2	$* (one time per year)	*

Sales milestone 3	$* (one time per year)	*

Royalty Payments	*% of annual Net Sales	Upon Net Sales

Sublicense Income Sharing for agreements executed within one (1) year of the Effective Date of this Agreement	*% of Consideration received by Hepion from Sublicensee	Upon consideration being received by Hepion from Sublicensee

Sublicense Income Sharing for agreements executed more than one (1) year after the Effective Date of this Agreement	*% of Consideration received by Hepion from Sublicensee	Upon consideration being received by Hepion from Sublicensee

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APPENDIX III

UPSTREAM LICENSE

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APPENDIX IV

AGREEMENT AND CONSENT OF UPSTREAM LICENSOR

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